UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53640

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TIGRESS FINANCIAL PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

410 PARK AVENUE, 12TH FLOOR

(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@TIGRESSFP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WEI WEI CL LLP

(Name – if individual, state last, first, and middle name)

133-10 39TH AVENUE	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)
3/28/2006		2388	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CYNTHIA DIBARTOLO _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TIGRESS FINANCIAL PARTNERS LLC _____, as of DECEMBER 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RALPH RODRIGUEZ
Notary Public - State of New York
NO: 01RO6427022
Qualified in Richmond County
My Commission Expires: 12/22/2022



Signature:

Title:
CEO



Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17o-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TIGRESS FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

TIGRESS FINANCIAL PARTNERS, LLC

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

● MAIN OFFICE
133-10 39ᵀᴴ AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Tigress Financial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tigress Financial Partners, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tigress Financial Partners, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tigress Financial Partners, LLC's management. Our responsibility is to express an opinion on Tigress Financial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tigress Financial Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Tigress Financial Partners, LLC's auditor since 2012.

Flushing, NY
February 28, 2022

1

TIGRESS FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

ASSETS		
Cash	$	3,247,996
Deposit with clearing organization		5,670,448
Securities (Note 9)		139,773
Property and equipment, net		
depreciation of $91,593 (Notes 2 and 8)		3,895
Receivable from clients		1,602,678
Receivable from related parties		20,867
Other assets (Note 9)		153,341
TOTAL ASSETS	$	10,838,998

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	371,012
Accrued expenses		612,780
Subordinated loan		5,000,000
TOTAL LIABILITIES		5,983,792
CONTINGENCIES (Note 7)		
MEMBER'S EQUITY		4,855,206
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,838,998

The accompanying notes are an integral part of these financial statements.

TIGRESS FINANCIAL PARTNERS, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2021

Balance as of December 31, 2020	$	5,000,000
Repayment of subordinated loan - BCS Prime Brokerage Limited		(5,000,000)
Proceeds of subordinated loan - Stone X Capital LLC		5,000,000
Balance as of December 31, 2021	$	5,000,000

The accompanying notes are an integral part of these financial statements.

TIGRESS FINANCIAL PARTNERS, LLC
NOTES TO FINANCIAL CONDITION
DECEMBER 31, 2021

Note 1 - Organization

Tigress Financial Partners, LLC (the "Company") is a limited liability company organized in 2010 in the State of Delaware. The Company is a 99% owned subsidiary of Tigress Holdings LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. On July 1,2021 the Company became a member of the NYSE. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method.

Income Taxes

The Company as a limited liability Company is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. A partnership is not a tax paying entity for federal, state and city income tax purposes. Income, loss, deductions and credits pass through proportionately to its members and are taxed at the individual members' income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

Currently, the 2018, 2019 and 2020 tax years are open and subject to examination by the taxing authorities.

Note 2 - Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from Clients

Receivables are stated at cost, net of an allowance for doubtful accounts, if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances.

Leases

The Company determines if an arrangement is a lease at inception in accordance with FASB ASC 842. Operating leases are included in lease right-of-use ("ROU") assets and lease liabilities in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Securities Owned

Securities owned consisted of one mutual fund with a readily determinable fair value and is reported at its fair value based on quoted market prices in the statement of financial position. Realized and unrealized gains and losses are included in investment earnings (losses), along with interest and dividends, in the statement of income.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of December 31, 2021, other than securities owned (see below) there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets and accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended December 31, 2021.

Recent accounting pronouncements

The FASB has established the ASC as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of ASUs.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. As of December 31, 2021, the Company had approximately $3,248,000 in excess of the insured amount.

Three customers accounted for 53% of accounting receivable, the largest of which accounted for 30%.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, as the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $8,053,358, which exceeded its requirement by $7,953,358. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2021, this ratio was .12 to 1.

Note 5 - Related Party Transactions

During the year ended December 31, 2021, the Company received $17,150 in fees career coaching services from the Parent. Also during the year ended December 31, 2021, the Company received $233,890 in rental revenues from the Parent for space leased at its New York office. All leases are month to month, with 45 to 60 days written notice to terminate. During the year ended December 31, 2021, the Company paid $392,168 of salary and commission expenses to four employees who are also members of the Parent.

Note 6 - Right of Use Asset and Lease Liability

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update was effective for the Company beginning on January 1, 2019.

Note 6 - Right of Use Asset and Lease Liability (continued)

The Company occupies office space in New York City. The lease expired in June 2021 and the renewed lease runs through June 2022 with a monthly rental payment of approximately $35,000. The Company received its security deposit of $161,627. The security deposit paid for the renewal was $37,488. The Company recorded rent expense for the year of $488,599. The Company doesn't have any other lease or finance lease arrangements.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the renewed lease as a short-term operating lease. The lease doesn't contain a renewal option but can be extended on a month to month basis at the end of the lease. As of December 31, 2021, the Company had no right-of-use assets and lease liability payable on its balance sheet. The cost for the operating lease was $126,439 for the year ended December 31, 2021.

Future minimum lease obligation as of December 31, 2021 are as follows:

Year Ending December 31,
2022 $ 208,000

The Company leased out office space to its Parent that leases it to its Parent on a short term basis during the year. For the year ending December 31, 2021 the Company received $233,890 from the Parent.

Note 7 - Contingency

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

Note 8 - Property and Equipment

Property and equipment, net at December 31, 2021 are summarized as follows:

Furniture and fixtures	$	95,488
Less: accumulated depreciation		91,593
	$	3,895

Note 9   Securities owned

The following schedule summarizes the Company's investments fair value and return for the year ended December 31, 2021:

Fair value – January 1, 2021	$	5,803,010
Dividends, interest and distributions reinvested		4,688
Net unrealized loss		(44,252)
Sold and not reinvested		(5,623,673)
Fair value – December 31, 2021	$	139,773

The securities owned consisted of China World Fund with a fair value of $139,773 at December 31, 2021, which was valued based on its quoted market price.

The following table shows the major categories of investments measured at fair value at December 31, 2021, grouped by the fair value hierarchy:

Description	(Level 1)	(Level 2)	(Level 3)	Total
Mutual funds	$ 139,773	$ -	$ -	$ 139,773
Total at fair value	$ 139,773	$ -	$ -	$ 139,773

Note 10 - Other Assets

Other assets consist of the following:

Prepaid expenses	$	115,853
Deferred costs		37,488
	$	153,341

Note 11 - <u>Risk and Uncertainties – COVID-19</u>

The Company continues to monitor and work with the management teams of the affiliated companies to which we provide services to navigate the significant market, operational and economic challenges created by the continuing COVID-19 pandemic. This has impacted the companies to which we provide services and the broader financial markets in general. The investment portfolio of these affiliated companies continues to be focused on a diversified mix of industries and sectors, and the Company believes they have effectively and efficiently responded to the challenges posed by COVID-19 and related orders imposed by state and local governments. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain, but the Company believes it has a sufficient level of liquidity to support its capital needs.

Note 12 - <u>Subsequent Events</u>

The Company has evaluated subsequent events and transactions that occurred after December 31, 2021 through February 28, 2022, which is the date that the financial statements were available to be issued. During this period, there were no other material subsequent events requiring disclosure or adjustment to the financial statements.